RANBAXY

CORPORATE OFFICE: PLOT NO. 90 SECTOR-32, GURGAON-122 001 (HARYANA), INDIA
PHONE:+ 91-124-5135000 FAX:+91-124-5106490
E-mail : tarun.dalal@ranbaxy.com

SEC:SE
25th April, 2005

BY AIR MAIL


05007778

Securities & Exchange Commission,
Division of Corporate Finance,
Office of International , Corporation F
450, Fifth Street, N.W.,
WASHINGTON, D.C. 20549

Dear Sir,

SUB: **i) Listing Application**
ii) Form No.2

SUPPL

RE: **123g3-2(b) EXEMPTION-FILE 82-3821**

Enclosed please find the copies of the following documents :

Listing Application	:	Filed with Stock Exchanges for Listing of 111710 Equity Shares of Rs.10/- each allotted on 11.04.2005 under employees Stock Options Scheme.
Form No.2-Return of Allotment	:	Filed with Registrar of Companies

Thanking you,

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

Yours faithfully,
For RANBAXY LABORATORIES LTD



(S.K.PATAWARI)
COMPANY SECRETARY



Encl: As above

LETTER OF APPLICATION
(BY LISTED COMPANIES FOR NEW ORIGINAL OR FURTHER ISSUES)
APPENDIX-D TO REGULATION-2
(REGULATION-2.3.)

From: RANBAXY LABORATORIES LTD.
PLOT NO. 90, SECTOR-32,
GURGAON – 122 001 (HARYANA)

DATED: April 14, 2005

The Deputy General Manager (Listing),
Mumbai Stok Exchange,
Corporation Relationship Department,
1st Floor, New Trading Ring,
Rotunda Building, P.J.Towers,
Dalal Street,
Mumbai-400 001

Dear Sir/Madam,

In conformity with the listing requirements of the stock exchange, we hereby apply for admission of the following securities of the Company to dealings on the Exchange.

"**1,11,710 Equity shares** of Rs.10/- each allotted to the employees of the Company on exercise of Employee Stock Option Scheme of the Company as per details given below:

a) Rs. 673 per share

20429 Equity Shares (inclusive of 7648 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

b) Rs. 595 per share

19955 Equity Shares (inclusive of 7454 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

c) Rs. 745 per share

29275 Equity Shares (inclusive of 10957 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

d) Rs. 567 per share

36981 Equity Shares

e) Rs. 992 per share

5070 Equity Shares

111710

These shares were allotted to the employees of the Company on **April 11, 2005** on exercise of Stock Options in terms of Employees Stock Option Schemes of the Company.

We send herewith the listing application duly completed. We also forward the documents (or drafts thereof) as per list attached and undertake top furnish such additional information and documents as may be require).

Yours faithfully,
FOR RANBAXY LABORATORIES LTD.



(TARUN DALAL)
SENIOR MANAGER (SECRETARIAL SERVICES)

- Please enumerate separately shares which are not identical in all respects. Shares are Identical in all respects only i.

(i) They are of the same nominal value and the same amount per share has been called up.

(ii) They are entitled to dividend at the same rate and for the same period, so that at the next ensuing distribution the dividend payable on each share will amount to exactly the same sum net and gross and

(iii) They carry the same rights in all other respects.

** Applicable only when securities for which application for admission to dealings is made are proposed to be issued or having already been issued it is intended to make a placing or any offer for sale.

Please strike out where not applicable.

*** Applicable to new companies only. Please strike out not applicable.

(Appendix XII)
. List of Supporting Documents

To be Filed with the listing Application

(By listed Companies The Further Issues)

(Please check the * against documents forwarded with the application)

1. Copies of the following relative to the new issue.

* (a) Prospectus
* (b) Statement in lieu of Prospectus
* (c) Offer of Sale
* (d) Circular offering the new issue for subscription
* (e) Advertisement offering the new issue for subscription.

2. Copy of every letter, Report Balance Sheet, Valuation, Contracts, Agreement, Court order or other documents relative to the new Issue.
3. Certified copy of letter of Consent of the Controller of Capital Issue.
4. Certified copies of the following relative to the new issue.

* (a) Underwriting Agreements
* (b) Sub-underwriting Agreement
* © Sub-underwriting letters together with statement containing the names addresses and description of the sub-writers and amount sub-underwritten by each of them.
* (d) Brokerage Agreements
* (e) Letter of Appointment of official Brokers and Sub-Brokers together with a statement of the terms and conditions of appointments.

5. Specimens (cancelled and marked as such) of the following relative of the new issue.

* (a) Share Certificates (Attached)
* (b) Debenture Certificates

6. Specimen (if any) of the following relative of the issue.

* (a) Letters of Allotment
* (b) Letters of Acceptance
© Letter of Renunciation.

Note: The above list indicates documents ordinarily required in support of a listing application, in special circumstances, additional documents may be required.

Appendix XIII
LISTING APPLICATION
(By Listing Companies for Further Issues)

1.	Name of Company	**RANBAXY LABORATORIES LTD**
2.	New Issue of Capital. (a) Date of issue (b) Number of shares (c) Proportion in which bonus issue Allotted of shareholders	NOT APPLICABLE
3.	New Issue- (a) Date of Issue (b) Number of shares (c) Issue Price (d) Proportion in which right shares Offered against existing shares. (e) Number of right shares allotted to Shares holders or their nominees.	 11.04.2005 1,11,710 Equity Shares of Rs.10/ each As per statement attached.
4.	New Issue of Capital- ADDITIONAL SHARES (a) Number of shares applied for by Shareholders over and above Entitled shares. (b) Number of additional shares Allotted. (c) Basis of Allotment	NOT APPLICABLE
5.	New Issue of Capital- RIGHT SHARES NOT APPLIED FOR BY OR NEW ISSUE NOT OFFERED TO SHAREHOLDERS (a) State whether Prospectus or Statement in lieu of Prospectus filed With Registrar. (b) Issue Price (c) Shares offered by the company for Public subscription (i) Number of shares allotted (ii) Dates from and upto which list kept open for public Subscription. (iii) Number of shares applied for By (a) Public other than directors And underwriters or their Nominees. (b) Directors (c) underwriters and their (d) nominees (iv) Number of shares allotted to- (a) Public other than directors	NOT APPLICABLE

And underwriters or their Nominees. (b) directors	
© Underwriters and their Nominees. (v) Largest number of shares Applied for and allotted to any applicant. (vi) Basis of allotment. (d) Shares not offered by the Company Public subscription. (i) Number of shares not offered (ii) Placing-number (a) Retained by Company's underwriters and official brokers. (b) placed with clients of Company's underwriters & Official brokers. (c) placed with market. (iii) Allotted with a view to offer for Sale. (iv) Otherwise allotted. (please given detailed particulars)	
6. Offer for Sale of Shares otherwise than By the Company. (a) State whether Prospectus or Statement in lieu of Prospects filed With Registrar (b) Price at which shares offered for Sale. (c) Shares offered for sale or the public; (i) Number of share offered (ii) Dates from and upto which list kept open for public subscription. (iii) Number of shares applied for By- (a) Public other than Directors and under Writers of their nominees (b) directors (c) underwriters & their nominees (iv) Number of shares allotted to- (a) Public other than Directors and underwriters of their Nominees.	NOT APPLICABLE

(b) directors (c) underwriters & their nominees (v) Largest number of shares applied for and allocated to any applicant. (vi) Basis of allocation	
(d) Shares not offered by the Company for Public subscription : (i) Number of shares not offered (ii) Number of shares allocated to directors (iii) Placing-Number (a) retained by underwriters and official brokers (b) placed with clients offers, underwriters & Official brokers. (c) Placed with market	
(e) Particulars of any commission, brokerage, discount or other special terms granted to any persons in connection with the issue. (f) When shares offered at a premium which has not accrued to the Company state- (i) reasons therefor (ii) to whom the premium has accrued (iii) amount of such premium	Not applicable
7. Registration of Transfers- Date on and from which Company's Transfer Books are or will open for registering transfers of new shares.	From the date of allotment

FOR RANBAXY LABORATORIES LTD.



Date: April 14, 2005

(TARUN DALAL)
SENIOR MANAGER (SECRETARIAL SERVICES)

Annexure- A

(a) Offer price per share :

(i) **1,11,710 Equity Shares** :

a) Rs. 673 per share

20429 Equity Shares (inclusive of 7648 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

b) Rs. 595 per share

19955 Equity Shares (inclusive of 7454 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

c) Rs. 745 per share

29275 Equity Shares (inclusive of 10957 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

d) Rs. 567 per share

36981 Equity Shares

e) Rs. 992 per share

5070 Equity Shares

111710



FORM NO.2

No of Company: **3747**
Nominal Capital : **Rs.200 Crores**

THE COMPANIES ACT, 1956

Return of Allotment
{(Pursuant to section 75(1)) }

Name of Company : **RANBAXY LABORATORIES LIMITED**

Presented by : **MR.S.K.PATAWARI, COMPANY SECRETARY**

Return of Allotment of the **RANBAXY LABORATORIES LIMITED** made out on the following **date/dates : **11.04.2005** filed with the Registrar of Companies pursuant to section 75(1)

1. Shares allotted payable in cash:-

Class of Shares	No of Shares allotted	Nominal Amount		Amount paid on application (excluding premium)	Amount paid or due and payable on allot-ment		Amount of premium (if any) payable on shares	Amount of discount (If any)
		per share	total'		paid	due and payable		
(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
1.Equity Shares	111710	10/-	1117100	1117100	-	-	54,525,457	-
2.Preference Shares other than redeemable Preference Shares		NOT APPLICABLE						
3.Redeemable preference Shares		NOT APPLICABLE						

2. (a) Shares allotted for consideration otherwise than in cash)
(i) Equity Shares) Not Applicable
(ii) Preference Shares)
(iii) Redeemable Preference Shares)
*Number of Shares)
Nominal amount of shares)
Amount to be treated as paid-up on each shares)
The consideration for which such shares have been allotted)
Is as follows :
Property and assets required Rs.) Not Applicable
(Description))
Goodwill Rs.) Not Applicable
Services (give nature of service Rs.)
Other items (to be specified) Rs.

3. *Shares issued at a discount Number of shares (b)
Nominal amount of shares)
Amount of discount per shares) Not Applicable
Paid-up shares)
(A copy of the resolution for the issue of the shares at a discount with a copy of the order of the Court and also a copy of the order of the Central Government where the discount exceeds 10 per cent should be attached to this return)

** Insert date or dates of the allotment

4. Number of Bonus Shares) Not Applicable
Nominal Amount of shares)
Amount to be treated as paid up on each shares Rs.)
(A copy of the resolution authorising the issue of the bonus shares should be attached to this return.

Names, addresses and occupation of the allottees

Date of Allotment	Name of allottee In full	Address occupation of the Allottee	No of shares allotted		
			Equity	Preference shares other than Redeem-able preference shares	Redeemable preference shares
(1)	(2)	(3)	(4)	(5)	(6)
11.04.2005	(As per List attached) at Annexure-I		1,11,710	-	-

FOR RANBAXY LABORATORIES LIMITED

Signature :



Designation: (S.K.PATAWARI)

Dated: 20.04.2005
Place: New Delhi

COMPANY SECRETARY

* Distinguish between preference and Equity Shares Capital specifying separately Redeemable Preference Shares, if any.

** State whether Director, Managing Director, Manager or Secretary

Note: 1. When a return includes several allotments made on different dates, the actual Date of all such allotments should be entered at the top of the from page and the Registration of the return should be effected within one month of the first date

2. A certificate signed by :-

Director
Managing Director
Manager
Or
Secretary

To the effect that the conditions, if any, imposed by the Controller of Capital Issues in the order consenting to the issue of the capital represented by the shares comprised in this return have been duly complied with shall accompany this return).